UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001

(Title of Class of Securities)

50077B108

(CUSIP Number)

DECEMBER 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50077B108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MASOOD TAYEBI
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 5,749,185
6. Shared Voting Power 0
7. Sole Dispositive Power 5,749,185
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,749,185
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 7.28%
12.	Type of Reporting Person IN

Item 1.

(a) Name of Issuer     KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

(b) Address of Issuer’s Principal Executive Offices	4810 EASTGATE MALL
SAN DIEGO, CA 92121

Item 2.

(a) Name of Person Filing     MASOOD TAYEBI

(b) Address of Principal Business Office or, if none, Residence	4350 LA JOLLA VILLAGE DR., #450
SAN DIEGO, CA 92122

(c) Citizenship     UNITED STATES

(d) Title of Class of Securities     COMMON STOCK

(e) CUSIP Number     50077B108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 5,749,185.

(b) Percent of class: 7.28%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,749,185 shares.*

(ii)	Shared power to vote or to direct the vote: 0 shares.

(iii)	Sole power to dispose or to direct the disposition of: 5,749,185 shares.

(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

*Does not include 404,693 shares held by reporting person’s spouse, 2,000,000 shares held by the reporting person’s spouse as trustee of a revocable living trust, or 646,137 shares held by the reporting person’s spouse as trustee of a grantor retained annuity trust. The reporting person disclaims beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certification

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
Date

/s/ Masood K. Tayebi
Signature

Masood K. Tayebi
Name/Title